# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aris Water Solutions, Inc., CIK 0001865187
CUSIP: 04041L106
Title of class of securities: Class A, Common Stock
Address of issuer's principal executive offices: 9811 Katy Freeway, Suite 700, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 01/16/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-23-010923
Filed by CIK 0001319691

## Reporting persons
- Ranger Investment Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,213,431; shared voting power 0; sole dispositive power 1,340,838; shared dispositive power 0; aggregate amount beneficially owned 1,340,838 (4.37% of the class)
- Ranger Investment GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,213,431; shared voting power 0; sole dispositive power 1,340,838; shared dispositive power 0; aggregate amount beneficially owned 1,340,838 (4.37% of the class)

## Item 1. Issuer
Name of issuer: Aris Water Solutions, Inc.
Address of issuer's principal executive offices: 9811 Katy Freeway, Suite 700, Houston, Texas, 77024

## Item 2. Person Filing
Name of person filing: Ranger Investment Management, L.P.
Address of principal business office or, if none, residence:
8115 Preston Road
Suite 590
Dallas, TX 75225
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,340,838
Percent of class: 4.37
Sole power to vote or to direct the vote: 1,213,431
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,340,838
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ranger Investment Management, L.P.: /s/ Andrew Hill, President, Andrew Hill, President (05/07/2025)
- Ranger Investment GP, LLC: /s/ Andrew Hill, President, Andrew Hill, President (05/07/2025)